As filed with the Securities and Exchange Commission on December 31, 2020

Securities Act File No. 333-240059

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

(Check appropriate box or boxes)

SEGALL BRYANT & HAMILL TRUST

(Exact name of Registrant as Specified in Charter)

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

(Address of principal executive offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (513) 587-3400

Derek W. Smith, Secretary

Segall Bryant & Hamill Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

(Name and Address of Agent of Service)

Copy to:

Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP
1550 17th Street, Suite 500

Denver, CO 80202

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 of the Registrant is being filed solely to add Exhibit 12 of Part C of the Registration Statement previously filed with the Commission on August 24, 2020.

SEGALL BRYANT & HAMILL

PART C

ITEM 15. INDEMNIFICATION

Amended and Restated Declaration of Trust. Section 9.3 of the Registrant’s Amended and Restated Declaration of Trust dated November 19, 1987, as amended, incorporated herein by reference to Exhibit (1)(a) to Post-Effective Amendment No. 45 (Registration No. 2-75677) and Exhibit (a)(4) to Post-Effective Amendment No. 71 (Registration No. 2-75677), provides as follows:

9.3 Indemnification of Trustees, Representatives and Employees. The Trust shall indemnify its Trustees, to the fullest extent permitted by law, against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while as a Trustee or thereafter, by reason of his being or having been such a Trustee, except with respect to any matter as to which he shall have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties; provided that any such indemnification shall be preceded by a reasonable and fair determination that an indemnification shall be made, where such reasonable and fair means of determination would include: (a) a final decision on the merits by a court or other body before whom the proceeding was brought that the indemnitee was not liable by reason of disabling conduct, or (b) the reasonable determination, based upon a review of the facts, that the indemnitee was not liable by reason of having acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties, by either (i) the vote of a majority of Trustees who are neither “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, nor parties to the proceeding, or (ii) by the written opinion of independent legal counsel; and further provided that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that if either the matter of willful misfeasance, gross negligence or reckless disregard of duty, or the matter of bad faith had been adjudicated, it would in the opinion of such counsel have been adjudicated in favor of such person. The rights accruing to any person under these provisions shall not exclude any other right to which he may be lawfully entitled, provided that no person may satisfy any right of indemnity or reimbursement hereunder except out of the property of the Trust. The Trustees may make advance payments in connection with the indemnification under this Section 9.3, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification; and further provided that, as a condition to the advance either: (x) the indemnitee shall provide a security for his or her undertaking; (y) the Trust shall be insured against losses arising by reason of any lawful advances; or (z) either (i) a majority of Trustees who are neither “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, nor parties to the proceeding or (ii) independent legal counsel in a written opinion, shall determine, based on a review of readily available facts, that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

The Trustees shall indemnify representatives and employees of the Trust to the same extent that Trustees are entitled to indemnification pursuant to this Section 9.3.

For the purpose of this Section 9.3, representatives shall mean the officers of the Trust, as elected or appointed by the Trustees from time to time.

Section 9.6 of the Registrant’s Amended and Restated Declaration of Trust dated November 19, 1987, incorporated herein by reference as Exhibit (1)(a) to Post-Effective Amendment No. 45 (Registration No. 2-75677), also provides for the indemnification of shareholders of the Registrant. Section 9.6 states as follows:

9.6 Indemnification of Shareholders. In case any shareholder or former shareholder shall be held to be personally liable solely by reason of his being or having been shareholder and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the classes of Shares with the same alphabetical designation as that of the Shares owned by such shareholder to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust shall, upon request by the Shareholder, assume the defense of any claim made against any Shareholder for any act or obligations of the Trust and satisfy any judgment thereon from such assets.

Distribution Agreement and Master Services Agreement. Indemnification of Registrant’s trustees, officers and controlling persons against any and all claims, demands, liabilities and expenses arising directly or indirectly out of (1) the Indemnifying Party’s failure to exercise the standard of care set forth above unless such Losses were caused in part by the Indemnitees own willful misfeasance, bad faith, gross negligence in the performance of its duties, or reckless disregard of its obligations and duties hereunder; (2) any violation of Applicable Law by the Indemnifying Party or its affiliated persons or agents relating to this Agreement and the activities thereunder; and (3) any material breach by the Indemnifying Party or its affiliated persons or agents of this Agreement. is provided for in Section 11.3 of the Distribution Agreement dated May 3, 2019, is incorporated herein by reference to Exhibit (e)(2)(i) to Post-Effective Amendment No. 104 as filed with the Commission on February 20, 2019 (Registration No. 2-75677) and Section 10.3 of the Master Services Agreement dated May 3, 2019 are incorporated herein by reference to Exhibit (h)(2) to Post-Effective Amendment No. 104 as filed with the Commission on February 20, 2019 (Registration No. 2-75677).

“Indemnified Party” means (i) the Trust; (ii) each current, former and future officer, trustee, beneficial interest holder, employee, agent, attorney, predecessor, successor, representative or affiliate of the Trust, but not Segall Bryant & Hamill LLC or any of Segall Bryant & Hamill LLC’s current, former and future officers, trustees, beneficial interest holders, employees, agents, attorneys, predecessors, successors or representatives; (iii) any successor, assign, heir, estate or legal representative of any of the parties described in clauses (i) or (ii); and (iv) any series or portfolio of the Trust.

“Claims” means any and all actions, suits, claims, rights, causes of action, demands, damages, losses, liabilities, expenses, costs, attorneys’ fees or charges of whatever kind or nature, whether contingent or fixed, whether known or unknown, whether suspected or unsuspected, which any person (i) now has or claims to have, (ii) at any time had or claimed to have, or (iii) at any time hereafter may have or claim to have.

“Damages” means any and all costs, liabilities, obligations, losses, claims, expenses, damages or judgments of any kind, including reasonable attorneys’ fees and the fees of accountants and experts.

Other. Registrant has obtained from a major insurance carrier a trustees’ and officers’ liability policy covering certain types of errors and omissions. Registrant will not pay an insurance premium for insurance coverage which indemnifies for any act for which Registrant itself cannot indemnify. Generally, trustees and officers of the Registrant are indemnified under contracts entered into with unaffiliated third parties in the ordinary course of business against losses, claims, damages, liabilities and expenses arising out of negligence or willful misconduct, violation of applicable law, breach of material provisions of such contracts or of representations, warranties or covenants made in such contracts.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”) may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

(1)	(a)	Amended and Restated Declaration of Trust of Registrant dated November 19, 1987 is incorporated herein by reference to Exhibit (1)(a) to Post-Effective Amendment No. 45 as filed with the Commission on September 27, 1996 (Registration No. 2-75677).
	(b)	Amendment dated July 16, 1990 to Amended and Restated Declaration of Trust of Registrant dated November 19, 1987 is incorporated herein by reference to Exhibit (1)(b) to Post-Effective Amendment No. 45 as filed with the Commission on September 27, 1996 (Registration No. 2-75677).
	(c)	Amendment No. 2 dated November 12, 2003 to Amended and Restated Declaration of Trust dated November 19, 1987 of Registrant is incorporated herein by reference to Exhibit (1)(c) to the Form N-14 Registration Statement as filed with the Commission on September 21, 2004 (File No. 333-119169).
	(d)	Amendment No. 3 dated February 19, 2010 to Amended and Restated Declaration of Trust dated November 19, 1987 of Registrant is incorporated herein by reference to Exhibit (a)(4) to Post-Effective Amendment No 71 as filed with the Commission on April 30, 2010 (Registration No. 2-75677).

	(e)	Amendment No. 4 dated April 29, 2014 to Amended and Restated Declaration of Trust dated November 19, 1987 of Registrant is incorporated herein by reference to Exhibit (a)(5) to Post-Effective Amendment No. 83 as filed with the Commission on April 30, 2014 (Registration No. 2-75677).
	(f)	Amendment No. 5 dated April 26, 2018 to Amended and Restated Declaration of Trust dated November 19, 1987 of Registrant is incorporated herein by reference to Exhibit (a)(6) to Post-Effective Amendment No. 101 as filed with the Commission on September 28, 2018 (Registration No. 2-75677).
	(g)	Form of Amendment No. 6 dated August 23, 2019 to Amended and Restated Declaration of Trust dated November 19, 1987 of Registrant is incorporated herein by reference to Exhibit (a)(7) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).
(2)	(a)	Registrant's Amended and Restated Code of Regulations dated October 24, 1995 is incorporated herein by reference to Exhibit 2(a) to Post-Effective Amendment No. 45 as filed with the Commission on September 27, 1996 (Registration No. 2-75677).

	(b)	Amendment No. 1 dated November 15, 2006 to Amended and Restated Code of Regulations dated October 24, 1995 is incorporated herein by reference to Exhibit (b)(2) to Post-Effective Amendment No. 61 as filed with the Commission on April 30, 2007 (Registration No. 2-75677).
	(c)	Amendment No. 2 dated May 1, 2018 to Amended and Restated Code of Regulations dated October 24, 1995 is incorporated herein by reference to Exhibit (b)(3) to Post-Effective Amendment No. 101 as filed with the Commission on September 28, 2018 (Registration No. 2-75677).
(3)		Not applicable.
(4)		Form of Agreement and Plan of Reorganization among Registrant, on behalf of the Segall Bryant & Hamill Small Cap Value Dividend Fund and Segall Bryant & Hamill Small Cap Value Fund and Segall Bryant & Hamill, LLC is incorporated by reference to Exhibit A hereto.
(5)		See Articles IV, V and VIII of the Amended and Restated Declaration of Trust which is incorporated herein by reference to Exhibit (1)(a) to Post-Effective Amendment No. 45 as filed with the Commission on September 27, 1996 (Registration No. 2-75677); Amendment to Amended and Restated Declaration of Trust which is incorporated herein by reference to Exhibit (1)(b) to Post-Effective Amendment No. 45 as filed with the Commission on September 27, 1996 (Registration No. 2-75677); and Article II, Article V and Sections 6.1 and 6.4 of Article VI of the Amended and Restated Code of Regulations which is incorporated herein by reference to Exhibit 2(a) to Post-Effective Amendment No. 45 as filed with the Commission on September 27, 1996 (Registration No. 2-75677).
(6)	(a)	Investment Advisory Agreement dated May 1, 2018 between Registrant and Segall Bryant & Hamill, LLC relating to Registrant’s Colorado Tax- Exempt Fund, Flexible Income Fund, Global Large-Cap Dividend Fund, International Small-Cap Fund, Large-Cap Dividend Fund, Micro-Cap Opportunity Fund, Mid-Cap Value Dividend Fund, Mid-Cap Value Dividend Fund II, Municipal Opportunities Fund, Plus Bond Fund, Small-Cap Growth Fund, Small-Cap Growth Fund II, Small-Cap Value Dividend Fund and Smid-Cap Value Dividend Fund is incorporated herein by reference to Exhibit (d)(1) to Post-Effective Amendment No. 101 as filed with the Commission on September 28, 2018 (Registration No. 2-75677).
	(b)	Amendment No. 1 dated November 15, 2018 to the Investment Advisory Agreement dated as of May 1, 2018 between Registrant and Segall Bryant & Hamill, LLC related to Registrant’s Short Term Plus Fund is incorporated herein by reference to Exhibit (d)(2) to Post-Effective Amendment No. 104 as filed with the Commission on February 20, 2019 (Registration No. 2-75677).
	(c)	Amendment No. 2 dated December 24, 2018 to the Investment Advisory Agreement dated as of May 1, 2018 between Registrant and Segall Bryant & Hamill, LLC related to the merger of Small Cap Growth Fund II and Mid Cap Value Dividend Fund II is incorporated herein by reference to Exhibit (d)(3) to Post-Effective Amendment No. 104 as filed with the Commission on February 20, 2019 (Registration No. 2-75677).
	(d)	Amendment No. 3 dated May 1, 2019 to the Investment Advisory Agreement dated as of May 1, 2018 between Registrant and Segall Bryant & Hamill, LLC related to Registrant’s All Cap Fund, Small Cap Value Fund, Emerging Markets Fund and International Small Cap Fund is incorporated herein by reference to Exhibit (d)(3) to Post-Effective Amendment No. 106 as filed with the Commission on April 30, 2019 (Registration No. 2-75677).

	(e)	Form of Amendment No. 4 dated December 31, 2019 to the Investment Advisory Agreement dated as of May 1, 2018 to remove the Segall Bryant & Hamill Smid Cap Value Dividend Fund that was liquidated and the addition of the Segall Bryant & Hamill Small Cap Core Fund is incorporated herein by reference to Exhibit (d)(5) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).
	(f)	Form of Amendment No. 5 dated May 1, 2020, to the Investment Advisory Agreement dated as of May 1, 2018 to adjust the contractual advisory fee rate for the Segall Bryant & Hamill All Cap Fund, Segall Bryant & Hamill Municipal Opportunities Fund and Segall Bryant & Hamill Colorado Tax Free Fund is incorporated herein by reference to Exhibit (6)(f) to Form N-14 as filed with the Commission on July 23, 2020 (Registration No. 333-240059).
(7)	(a)	Form of Distribution Agreement dated May 3, 2019 between Registrant and Ultimus Fund Distributors LLC, is incorporated herein by reference to Exhibit (e)(1) to Post-Effective Amendment No. 106 as filed with the Commission on April 30, 2019 (Registration No. 2-75677).
	(b)	Amendment No. 1 dated October 30, 2019, to the Distribution Agreement between Segall Bryant & Hamill Trust and Ultimus Fund Distributors, LLC dated May 3, 2019, is incorporated herein by reference to Exhibit (e)(2) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).
	(c)	Amendment No. 2 dated December 9, 2019, to the Distribution Agreement between Segall Bryant & Hamill Trust and Ultimus Fund Distributors, LLC dated May 3, 2019, incorporated herein by reference to Exhibit (e)(3) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).
	(d)	Amendment No. 3 dated December 30, 2019, to the Distribution Agreement between Segall Bryant & Hamill Trust and Ultimus Fund Distributors, LLC dated May 3, 2019, incorporated herein by reference to Exhibit (e)(4) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).
	(e)	Form of Broker/Dealer Selling Agreement is incorporated herein by reference to Exhibit (c)(3) to Post-Effective Amendment No. 67 as filed with the Commission on June 23, 2008 (Registration No. 2-75677).
	(f)	Form of Shareholder Servicing Agreement is incorporated herein by reference to Exhibit (c)(4) to Post-Effective Amendment No. 67 as filed with the Commission on June 23, 2008 (Registration No. 2-75677).
(8)	(a)	Westcore Trust Deferred Compensation Plan (as amended and restated effective February 13, 2008) is incorporated herein by reference to Exhibit (f) to Post-Effective Amendment No. 64 as filed with the Commission on April 2, 2008 (Registration No. 2-75677).
	(b)	Amendment dated December 31, 2010 to Deferred Compensation Plan is incorporated herein by reference to Exhibit (f)(1) to Post-Effective Amendment No. 72 as filed with the Commission on April 29, 2011 (Registration No. 2-75677).
(9)	(a)	Form of Custody Agreement dated May 6, 2019, between Registrant and Brown Brothers Harriman & Co. is incorporated herein by reference to Exhibit (d)(3) to Post-Effective Amendment No. 106 as filed with the Commission on April 30, 2019 (Registration No. 2-75677).
	(b)	Amendment to Custody Agreement dated December 31, 2019, between Registrant and Brown Brothers Harriman & Co. regarding Segall Bryant & Hamill Small Cap Core to be filed by amendment.

(10)		None
(11)		Opinion and Consent of Davis Graham & Stubbs LLP regarding legality of issuance of shares and other matters, is incorporated herein by reference to Exhibit (11) to Form N-14 as filed with the Commission on July 23, 2020 (Registration No. 333-240059)
(12)		Tax Opinion of Davis Graham and Stubbs LLP, dated September 25, 2020, is filed herewith.
(13)	(a)	(i) Fee Waiver Letter Agreement dated May 1, 2019 between Registrant and Segall Bryant & Hamill, LLC is incorporated herein by reference to Exhibit (d)(7) to Post-Effective Amendment No. 106 as filed with the Commission on April 30, 2019 (Registration No. 2-75677).

	(ii)	Form of Fee Waiver Letter Agreement dated December 9, 2019 between Registrant and Segall Bryant & Hamill, LLC related to Segall Bryant & Hamill All Cap Fund, Segall Bryant & Hamill Small Cap Value Fund, Segall Bryant & Hamill Emerging Markets Fund and Segall Bryant & Hamill International Small Cap Fund is incorporated herein by reference to Exhibit (d)(8) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).
	(iii)	Form of Fee Waiver Letter Agreement dated December 31, 2019 related to the liquidation of Segall Bryant & Hamill Smid Cap Value Dividend Fund and the addition of Segall Bryant & Hamill Small Cap Core Fund between Registrant and Segall Bryant & Hamill, LLC is incorporated herein by reference to Exhibit (d)(9) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).
(b)	(i)	Third Amended and Restated Administration Agreement dated May 1, 2012 between Registrant and Denver Investment Advisors LLC relating to Registrant’s Growth Fund, MIDCO Growth Fund, Select Fund, Blue Chip Fund, Mid-Cap Value Fund, Small-Cap Opportunity Fund, Small-Cap Value Fund, Micro-Cap Opportunity Fund, International Small-Cap Fund, Flexible Income Fund, Plus Bond Fund, and Colorado Tax-Exempt Fund is incorporated herein by reference to Exhibit 13(h)(1)(i) to Post-Effective Amendment No. 77 as filed with the Commission on April 30, 2013 (Registration No. 2-75677).
	(ii)	Amendment No. 1 dated December 19, 2013 to the Third Amended and Restated Administration Agreement dated May 1, 2012 between Registrant and Denver Investment Advisors LLC relating to Registrant’s Small-Cap Growth Fund is incorporated herein by reference to Exhibit (h)(1)(ii) to Post-Effective Amendment No. 80 as filed with the Commission on December 19, 2013 (Registration No. 2-75677).
	(iii)	Amendment No. 2 dated April 29, 2016 to the Third Amended and Restated Administration Agreement dated May 1, 2012 between Registrant and Denver Investment Advisors LLC is incorporated herein by reference to Exhibit (h)(1)(iii) to Post-Effective Amendment No. 89 as filed with the Commission on April 29, 2016 (Registration No. 2-75677).
	(iv)	Amendment No. 3 dated December 15, 2016 to the Third Amended and Restated Administration Agreement dated May 1, 2012 between Registrant and Denver Investment Advisors LLC relating to Registrant’s Municipal Opportunities Fund and Registrant’s Smid-Cap Value Divided Fund is incorporated herein by reference to Exhibit (h)(1)(iv) to Post-Effective Amendment No. 93 as filed with the Commission on December 15, 2016 (Registration No. 2-75677).

	(v)	Letter Agreement dated April 26, 2018 between the Registrant and Denver Investment Advisors LLC is incorporated herein by reference to Exhibit (h)(1)(v) to Post-Effective Amendment No. 99 as filed with the Commission on April 30, 2018 (Registration No. 2-75677).
	(vi)	Form of Amendment No. 4 dated December 14, 2018, to the Third Amended and Restated Administration Agreement dated May 1, 2012 between Registrant and Segall Bryant & Hamill, LLC relating to Registrant’s Short Term Plus Fund is incorporated herein by reference to Exhibit (h)(1)(vi) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).
	(vii)	Form of Amendment No. 5 dated May 1, 2019, to the Third Amended and Restated Administration Agreement dated May 1, 2012 between Registrant and Segall Bryant & Hamill, LLC to revise the Fees: Expenses section is incorporated herein by reference to Exhibit (h)(1)(vii) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).
	(viii)	Form of Amendment No. 6 dated December 31, 2019, to the Third Amended and Restated Administration Agreement dated May 1, 2012 between Registrant and Segall Bryant & Hamill, LLC to revise the Fees: Expenses section is incorporated herein by reference to Exhibit (h)(1)(viii) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).
(c)	(i)	Form of Master Services Agreement dated May 3, 2019 between Registrant and Ultimus Fund Solutions, LLC is incorporated herein by reference to Exhibit (d)(3) to Post-Effective Amendment No. 106 as filed with the Commission on April 30, 2019 (Registration No. 2-75677).
	(ii)	Amendment No. 1 dated October 30, 2019, to the Master Services Agreement between Segall Bryant & Hamill Trust and Ultimus Fund Solutions, LLC dated May 3, 2019, is incorporated herein by reference to Exhibit (h)(2)(ii) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).

	(iii)	Amendment No. 2 dated December 9, 2019, to the Master Services Agreement between Segall Bryant & Hamill Trust and Ultimus Fund Solutions, LLC dated May 3, 2019, is incorporated herein by reference to Exhibit (h)(2)(iii) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).
	(iv)	Amendment No. 3 dated December 30, 2019, to the Master Services Agreement between Segall Bryant & Hamill Trust and Ultimus Fund Solutions, LLC dated May 3, 2019, is incorporated herein by reference to Exhibit (h)(2)(iv) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).
	(v)	Amendment dated January 1, 2020, to the Master Services Agreement and Fund Accounting and Fund Administration Fee Letter between Segall Bryant & Hamill Trust and Ultimus Fund Solutions, LLC dated May 3, 2019 is incorporated herein by reference to Exhibit (h)(2)(v) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).
(3)	(i)	Shareholder Services Plan dated February 22, 2019, between Registrant and Segall Bryant & Hamill, LLC is incorporated herein by reference to Exhibit (h)(3)(i) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).

(ii)	Amended Shareholder Services Plan dated December 31, 2019, between Registrant and Segall Bryant & Hamill, LLC is incorporated herein by reference to Exhibit (h)(3)(ii) to Post-Effective Amendment No. 117 as filed with the Commission on August 24, 2020 (Registration No. 2-75677).
(14)	(a) Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, with respect to Segall Bryant & Hamill Small Cap Value Dividend Fund and Segall Bryant & Hamill Small Cap Value Fund, is incorporated herein by reference to Exhibit (14)(a) to Pre-Effective Amendment No. 2 to the Trust’s Registration Statement filed on Form N-14 as filed with the Commission on August 24, 2020 (Registration No. 333-240059).

(b) Consent of Tait Weller & Baker LLP, Independent Registered Public Accounting Firm, with respect to Segall Bryant & Hamill Small Cap Value Fund, is incorporated herein by reference to Exhibit (14)(b) to Pre-Effective Amendment No. 2 to the Trust’s Registration Statement filed on Form N-14 as filed with the Commission on August 24, 2020 (Registration No. 333-240059).

(15)	None
(16)	Power of Attorney dated July 22, 2020, is incorporated herein by reference to Exhibit (16) to Form N-14 as filed with the Commission on July 23, 2020 (Registration No. 333-240059).
(17)	(a)	Rule 18f-3 Plan, authorized August 21, 2007, as amended April 29, 2016 is incorporated herein by reference to Exhibit (n) to Post-Effective Amendment No. 89 as filed with the Commission on April 29, 2016 (Registration No. 2-75677).
	(b)	Rule 18f-3 Plan, authorized August 21, 2007, as amended December 15, 2016 is incorporated herein by reference to Exhibit (n)(2) to Post-Effective Amendment No. 93 as filed with the Commission on December 15, 2016 (Registration No. 2-75677).
	(c)	Rule 18f-3 Plan, authorized August 21, 2007, as amended May 1, 2018, is incorporated by reference to Exhibit (n)(3) to Post-Effective Amendment No. 99 as filed with the Commission on April 30, 2018 (Registration No. 2-75677).
	(d)	Rule 18f-3 Plan, authorized August 21, 2007, as amended May 1, 2019, is incorporated herein by reference to Exhibit (n)(4) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).
	(e)	Rule 18f-3 Plan, authorized August 21, 2007, as amended December 31, 2019, is incorporated herein by reference to Exhibit (n)(5) to Post-Effective Amendment No. 117 as filed with the Commission on February 28, 2020 (Registration No. 2-75677).
	(f)	Amended Code of Ethics of Registrant dated as of February 22, 2006 is incorporated herein by reference to Exhibit (p)(1) to Post-Effective Amendment No. 60 as filed with the Commission on September 28, 2006 (Registration No. 2-75677).
	(g)	Code of Ethics of Segall Bryant & Hamill, LLC dated as of October 1, 2018 is incorporated herein by reference to Exhibit (p)(2) to Post-Effective Amendment No. 102 as filed with the Commission on December 12, 2018 (Registration No. 2-75677).

(h)	Ultimus Fund Distributors, LLC Code of Ethics dated September 30, 2016 (last updated April 3, 2019) is incorporated herein by reference to Exhibit (17)(i) to the Registrant’s Registration Statement on Form N-14 as filed with the Commission on April 8, 2019 (Registration No. 333-230771).

Item 17. Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Denver and State of Colorado, on the 31st day of December, 2020.

SEGALL BRYANT & HAMILL TRUST
Registrant

By:	/s/ Philip L. Hildebrandt
Philip L. Hildebrandt
President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

	*		December 31, 2020
	Mary K. Anstine	Chairman of the Board of Trustees, Trustee

	*		December 31, 2020
	Thomas J. Abood	Trustee

	*		December 31, 2020
	Rick A. Pederson	Trustee

	*		December 31, 2020
	John A. DeTore	Trustee

	*		December 31, 2020
	Douglas M. Sparks	Trustee

	*		December 31, 2020
	James A. Smith	Trustee

	*		December 31, 2020
	Janice M. Teague	Trustee

	/s/ Jasper R. Frontz		December 31, 2020
	Jasper R. Frontz	Treasurer (Principal Financial Officer and Chief Accounting Officer)
Chief Compliance Officer

*By:	/s/ Philip L. Hildebrandt		December 31, 2020
	Philip L. Hildebrandt	President (Principal Executive Officer)
In his capacity as an officer and as Attorney-in-fact.

Exhibit List

Exhibits	Description
(12)	Tax Opinion of Davis Graham and Stubbs LLP, dated September 25, 2020